At the Special Meeting of Shareholders of the Delaware
VIP Devon Series (the "Series") held at One Commerce
Square, 2005 Market Street, Philadelphia, Pennsylvania at 11:00 A.M. on Friday, April 4, 2003 the following
Proposal, as set forth in the Proxy Statement for the Series dated February 20, 2003, is as follows:

Proposal
All Shareholders

For
Against
Abstain
To approve a Plan of Reorganization by Delaware VIP
Trust (the "Trust"), on behalf of its series, Delaware VIP
Large Cap Value Series (the "VIP Large Cap Value
Series"), and on behalf of the Trust's Series, that provides for the acquisition of all of the assets and liabilities of the
Series in exchange for shares of the VIP Large Cap
Value Series, the distribution of such shares to the
shareholders of the Series, and the dissolution of the
Series.
2,053,338.142
52,225.385
234,574.886





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